Exhibit 99.1

AGM

Preliminary Synthetic Voting Map – Bookkeeping Agent
April 26, 2024

Investor Relations
https://ri.jbs.com.br/en
ri@jbs.com.br
Avenida Marginal Direita do Tietê, n.º 500, Bloco I, 3º Andar, Vila Jaguara

Preliminary Synthetic Voting Map – Bookkeeping Agent

JBS S.A. - 02.916.265/0001-60

JBS - Annual General Meeting
04/26/2024 10:00

1.	To resolve on the financial statements and management’s accounts for the fiscal year ended on December 31, 2023, as per the Management’s Proposal.

ON	Approve	Reject	Abstain
390,225,321	345,023,222	598,435	44,603,664

2.	To resolve on the allocation of the losses of the fiscal year ended on December 31, 2023 as per the Management’s Proposal.

ON	Approve	Reject	Abstain
390,225,321	390,185,621	0	39,700

3.	Resolve to set the number of members at five (5) that will compose the Company’s Fiscal Council for the next term of office, in accordance with the Management’s Proposal.

ON	Approve	Reject	Abstain
390,225,321	390,225,321	0	0

4.	Do you wish request separate election for Fiscal Council member, pursuant to article 161, §4, of the Brazilian Law No. 6.404 of December 15, 1976?

ON	Approve	Reject	Abstain
390,225,321	3,385,735	152,390,111	234,449,475

5.	Chapa Única:

Adrian Lima Da Hora / André Alcantara Ocampos

Demetrius Nichele Macei / Marcos Godoy Brogiato

José Paulo da Silva Filho / Sandro Domingues Raffai

Orlando Octávio de Freitas Júnior / Paulo Sérgio Cruz Dortas Matos

Patricia da Silva Barros / Marcos Alberto Pereira Motta

Nomination of all the names that compose the slate.

ON	Approve	Reject	Abstain
390,225,321	135,927,160	254,298,161	0

6.	If one of the candidates of the slate leaves it, to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6404, of 1976, can the votes corresponding to your shares continue to be conferred to the same slate?

ON	Approve	Reject	Abstain
390,225,321	124,905,080	265,020,241	300,000

7.	To resolve to set at R$ 269,342,164.59 the overall amount of the annual compensation of the Company’s management and members of the Fiscal Council and the Statutory Audit Committee for fiscal year 2024 in accordance with the Management’s Proposal.

ON	Approve	Reject	Abstain
390,225,321	269,649,717	120,540,204	35,400

EGM

Preliminary Synthetic Voting Map – Bookkeeping Agent
April 26, 2024

Investor Relations
https://ri.jbs.com.br/en
ri@jbs.com.br
Avenida Marginal Direita do Tietê, n.º 500, Bloco I, 3º Andar, Vila Jaguara

Preliminary Synthetic Voting Map – Bookkeeping Agent

JBS S.A. - 02.916.265/0001-60

JBS - Extraordinary General Meeting
04/26/2024 10:00

1.	To resolve on the ratification of the election of Ms. Kátia Regina de Abreu Gomes as a member of the Board of Directors, pursuant to article 150 of the Brazilian Corporate Law and paragraph 9 of article 16 of the Companys By-laws.

ON	Approve	Reject	Abstain
390,158,521	389,858,521	300,000	0

2.	To resolve on the ratification of the election of Mr. Paulo Bernardo Silva as a member of the Board of Directors, pursuant to article 150 of Brazilian Corporate Law and paragraph 9 of article 16 of the Companys By-laws.

ON	Approve	Reject	Abstain
390,158,521	383,414,082	6,744,439	0

3.	To resolve on the ratification of the election of Mr. Cledorvino Belini as a member of the Board of Directors, pursuant to article 150 of Brazilian Corporate Law and paragraph 9 of article 16 of the Companys By-laws.

ON	Approve	Reject	Abstain
390,158,521	369,944,359	20,214,162	0

4.	To resolve on the classification of Ms. Kátia Regina de Abreu Gomes as an independent member of the Board of Directors, pursuant to article 16 of the Novo Mercado Regulations, article 6 of Annex K to CVM Resolution 80 and article 16, paragraph 4 of the Companys By-laws.

ON	Approve	Reject	Abstain
390,158,521	389,858,521	300,000	0

5.	To resolve on the classification of Mr. Paulo Bernardo Silva as an independent member of the Board of Directors, pursuant to article 16 of the Novo Mercado Regulations, article 6 of Annex K to CVM Resolution 80 and article 16, paragraph 4 of the Companys By-laws.

ON	Approve	Reject	Abstain
390,158,521	387,615,124	2,543,397	0

6.	To resolve on the classification of Mr. Cledorvino Belini as an independent member of the Board of Directors, pursuant to article 16 of the Novo Mercado Regulations, article 6 of Annex K to CVM Resolution 80 and article 16, paragraph 4 of the Companys By-laws.

ON	Approve	Reject	Abstain
390,158,521	386,118,420	4,040,101	0

7.	To resolve on increasing the number of members of the Companys Board of Directors for the current term until the annual general meeting to be held in 2025, from nine (9) to eleven (11) members.

ON	Approve	Reject	Abstain
390,158,521	300,565,800	89,592,721	0

8.	If item 7 above is approved, to elect Mr. Joesley Mendonça Batista as an effective member of the Companys Board of Directors.

ON	Approve	Reject	Abstain
390,158,521	142,372,606	247,785,915	0

Preliminary Synthetic Voting Map – Bookkeeping Agent

JBS S.A. - 02.916.265/0001-60

JBS - Extraordinary General Meeting
04/26/2024 10:00

9.	If item 7 above is approved, to elect Mr. Wesley Mendonça Batista as an effective member of the Companys Board of Directors.

ON	Approve	Reject	Abstain
390,158,521	142,626,940	247,531,581	0

10.	To resolve on the rectification, in the protocol and justification of the merger of Midtown Participações Ltda. (“Merger”) by the Company, of information related to the properties transferred to the Company within the scope of the Merger and to ratify all other provisions established in said protocol and justification, under the terms of the Management’s Proposal.

ON	Approve	Reject	Abstain
390,158,521	390,158,521	0	0

11.	To resolve on the amendment of article 10, paragraph 1 of the By-laws to update the minimum notice period for JBS’s General Shareholders Meeting, under the terms of the Management’s Proposal.

ON	Approve	Reject	Abstain
390,158,521	390,158,521	0	0

12.	To authorize the Companys Executive Officers to carry out all acts necessary or convenient for the effectuation and implementation of the approved resolutions.

ON	Approve	Reject	Abstain
390,158,521	390,158,521	0	0

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